

Rick Johnson

Chief Executive Officer at Voi Health

View full profile



Rick Johnson

Chief Executive Officer at Voi Health

3w •


AI-Augmented
Screening and
Prevention of Suicide
Voi
465
56
$20,201
6630
My People
Coach Andrea

Invest in Voi: We reduce suicide | Wefunder

wefunder.com • 5 min read

5

Reactions



Like Comment Share Send

267 views of your post in the feed

Add a comment...

Get

A

A

Lin